Exhibit 12.8

Delmarva Power & Light Company
Ratio of Earnings to Fixed Charges
	Years Ended December 31,
(In millions, except ratios)	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	146	169	125	13	192
Less: Capitalized interest	—	—	—	(2)	(3)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	146	169	125	11	189
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	52	49	50	51	53
Interest component of rental expense(a)	3	4	4	5	5
Total fixed charges	55	53	54	56	58
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	201	222	179	67	247
Ratio of earnings to fixed charges	3.7	4.2	3.3	1.2	4.3
__________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.